UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

CONTENTS

On March 31, 2021, Fuwei Films (Holdings) Co., Ltd. (“we” or the “Company”) announced that the Company has entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Enesoon New Energy Limited (“Enesoon”), a British Virgin Islands company directly and indirectly holding subsidiaries in China primarily engaged in green thermal energy storage businesses, and Enesoon’s shareholders. The Purchase Agreement will result in the issuance by the Company of 111,111,111 new ordinary shares (“Consideration Shares”) in exchange for all outstanding shares of Enesoon (the “Transaction”). As a result of this transaction, the former shareholders of Enesoon will beneficially own in the aggregate approximately 97.1% of the Company’s outstanding shares.

The closing of the transactions contemplated under the Purchase Agreement (the “Closing”) is subject to various closing conditions, including approval of the issuance of Consideration Shares by the shareholders of the Company, receipt of NASDAQ approval, receipt by the Company of a satisfactory fairness opinion or valuation and other customary conditions.

Although there is no assurance or guarantee that the Closing will occur, in the event the Transactions are completed, there will be a change of business, management and ownership control of the Company.

In connection with the proposed Closing, the composition of our Board of Directors will be changed. Specifically, Jingjing Cheng and Lei Yan will resign from all offices that they held at Company prior to the Closing and Zhicheng Tang, Mingli Chen, Shaoping Lu and Ying Kong will be appointed as Fuwei’s executive officers and directors.

In connection with the proposed Transaction and Closing, the Company prepared a description of the business of Enesoon and certain risk factors related to Enesoon, its business and industry and other information about Enesoon and the proposed new management and directors of the Company, which are being furnished as exhibits to this Form 6-K. Subject to and upon the Closing, these risk factors and updated business and industry and other information supplements the risk factors, business and industry and other information included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (“Form 20-F”), which was filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2021.

This report shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

The information contained in this report (including the exhibits hereto) is furnished, not filed, and will not be incorporated by reference into any registration statements filed by the Company under the Securities Act of 1933, as amended.

Forward-Looking Statements

This report includes information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company’s reports filed with the U.S. Securities and Exchange Commission which, among other things, include the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain countries; uncertainty around ongoing coronavirus (COVID-19) pandemic and the effects of government and other measures seeking to contain its spread, uncertainty around U.S.-China trade war and its effect on the Company's operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years; the effect of the announcement of the proposed Transaction with Enesoon on the ability of the Company to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Enesoon do business, or on the Company’s or Enesoon’s operating results and business generally; risks that the proposed Transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed Transaction; the ability of the parties to consummate the proposed Transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed Transaction, at all or in a timely manner; and business disruption following the proposed Transaction. The forward-looking information provided herein represents the Company’s estimates as of the date of this Form 6-K, and subsequent events and developments may cause the Company’s estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this Form 6-K. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

Exhibits

99.1	Risk Factor, Business and Industry and Other Information Related to Fuwei Films (Holdings) Co., Ltd. (“Fuwei”) and Enesoon New Energy Limited (“Enesoon”) and the Proposed Transaction with Enesoon, as of July 28, 2021.
99.2	Audited Enesoon and Subsidiaries Consolidated Financial Statements as of June 30, 2020, 2019, and 2018.
99.3	Unaudited Condensed Consolidated Financial Statements of Enesoon and Subsidiaries as of and for the six months ended December 31, 2020, and 2019.
99.4	Unaudited pro forma combined financial information of Fuwei and Enesoon as of and for the year ended December 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 28, 2021

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Lei Yan
Name: Lei Yan
Title: Chairman, Chief Executive Officer